SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF ANNUAL BUSINESS REPORT
(From January 1, 2008 to December 31, 2008)
THIS IS A SUMMARY OF THE 2008 ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Corporate General
1. Corporate Purpose of KT Corporation

Business Objectives
1. Information and communications business;
2. New media business;
3. Development and sale of software and contents;
4. Sale and distribution of information communication equipment;
5. Testing and inspection of information communication equipment, devices and facilities;
6. Advertisement business;
7. Telecommunications retail business;
8. Development of information and technology and electrical infrastructure;
9. Real estate and housing business;
10. Electronic banking and finance business;
11. Education and learning services business;
12. Security services business (including machinery system surveillance services and facilities security services);
13. Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to activities mentioned in items 1 through 12; and
14. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.
2. History
A. Changes since Incorporation
(1) Date of Incorporation: December 10, 1981
(2) Location of Headquarters:
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(3) Major changes in company
—	Suk-Chae Lee was elected as President and CEO of KT on January 14, 2009.

—	Joong-Su Nam resigned as President and CEO of KT due to personal reasons on November 5, 2008.

—	At the annual general shareholder’s meeting held on March 16, 2007, our shareholders resolved to add education and learning services business to our business objectives and accordingly amended our articles of incorporation.
3. Total number of shares and others
A. Total Number of Shares

(As of December 31, 2008)	(Unit: shares)
	Type of Shares
Category	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,199,659	312,199,659
III. Total Number of Shares Reduced	38,663,959	38,663,959
1. Reduction of Capital	—	—

	(Unit: shares)
	Type of Shares
Category	Common Shares	Total
2. Share Retirement	38,663,959	38,663,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II — III)	273,535,700	273,535,700
V. Number of Treasury Shares	71,500,404	71,500,404
VI. Current Number of Issued and Outstanding Shares	202,035,296	202,035,296

*	Total number of treasury shares disposed of on March 3, 2009

—	Number of shares disposed: 2,594

—	Number of shares after the disposal: 71,497,810
B. Stockholders’ Equity and Par Value per Share

(As of December 31, 2008)	(Unit: in millions of Won, shares)

Stockholders’ Equity (Total Par Value)
Total Par Value
of Issued and
Outstanding
				Shares	Par Value of a Share
		Capital	Total Par Value	(Issued and			Capital Stock
		Stock in	of Issued Shares	Outstanding		Capital Stock	/ Total
		Financial	(Issued Shares ×	Shares × Par	Par Value	/ Total Issued	Outstanding
Category	Type	Statements	Par Value)	Value)	per Share	Shares	Shares
Registered	Common Share	1,560,998	1,367,679	1,010,176	5,000	5,707	7,726
Total		1,560,998	1,367,679	1,010,176	5,000	5,707	7,726

*	Unit of Par Value per Share: Won
C. Acquisition and Disposal of Treasury Shares
(1) Acquisition and Disposal of Treasury Shares

(As of December 31, 2008)					(Unit: shares)
		Beginning	Acquisition	Disposition	Retirement
Method of Acquisition	Type	of Term	(+)	(-)	(-)	End of Term
Direct Acquisition pursuant to Article 189-2 Paragraph 1 of the Securities and Exchange Act	Common Share	70,256,407	1,666,700	15,173	1,666,700	70,241,234
	Preferred Share	—	—	—	—	—
Direct Acquisition for Reasons other than Article 189-2 Paragraph 1 of the Securities and Exchange Act	Common Share	—	—	—	—	—
	Preferred Share	—	—	—	—	—
Subtotal	Common Share	70,256,407	1,666,700	15,173	1,666,700	70,241,234
	Preferred Share	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)	Common Share	1,259,170	—	—	—	1,259,170
	Preferred Share	—	—	—	—	—
Total	Common Share	71,515,577	1,666,700	15,173	1,666,700	71,500,404
	Preferred Share	—	—	—	—	—

*	Disposal of treasury shares: 15,173 shares were disposed of on March 28, 2008 to make performance-based payments to members of the Board of Directors.

*	Details of share buyback and retirement of treasury shares: There was a share buyback of 1,666,700 shares from June 26, 2008 to July 18, 2008. On July 22, 2008, retirement of the purchased shares was completed.

*	Disposal of treasury shares since December 31, 2008 2,594 shares were disposed of on March 3, 2009 to make performance-based payments to members of the Board of Directors.
(2) Share Retirement

(As of December 31, 2008)		(Unit: in millions of Won, shares)
					Period of
					Acquisition
Date of	Purpose of	Type of Shares	Number of	Amount	for Shares	Relevant
Retirement	Retirement	Retired	Shares Retired	Retired*	Retirement	Statute
7/22/2008	To increase shareholder value	Common Share	1,666,700	73,755,269,396	June 26, 2008 to July 18, 2008	Securities and Exchange Act (Article 189)
Total		Common Share	1,666,700	73,755,269,396	June 26, 2008 to July 18, 2008	Securities and Exchange Act (Article 189)

*	The above retired amount is presented excluding related commissions.
Share Retirement in Previous Fiscal Years:
(Unit: Won, shares)

		Type of	Number		Period of
Date of	Retirement	Shares	of Shares	Amount of	Acquisition of
Retirement	Purpose	Retired	Retired	Retirement	Shares Retired	Relevant Statutes
10/9/2002	To increase shareholder value	Common Share	3,122,000	167,207,040,000	September 2, 2002 to October 4, 2002	Securities and Exchange Act (Article 189)
1/6/2003	To increase shareholder value	Common Share	15,454,659	786,642,143,100	December 30, 2002	Securities and Exchange Act (Article 189)
6/20/2003	To increase shareholder value	Common Share	2,937,000	137,958,768,000	April 28, 2003 to June 13, 2003	Securities and Exchange Act (Article 189)
12/9/2003	To increase shareholder value	Common Share	5,836,600	273,545,075,500	October 21, 2003 to December 4, 2003	Securities and Exchange Act (Article 189)
7/3/2006	To increase shareholder value	Common Share	5,222,000	213,514,820,000	April 3, 2006 to June 26, 2006	Securities and Exchange Act (Article 189)
8/3/2007	To increase shareholder value	Common Share	2,058,000	91,454,033,000	May 23, 2007 to July 31, 2007	Securities and Exchange Act (Article 189)
12/20/2007	To increase shareholder value	Common Share	2,367,000	104,758,448,000	October 11, 2007 to December 17, 2007	Securities and Exchange Act (Article 189)
Total		Common Share	36,997,259	1,775,080,327,600	—	—
		Preferred Share	—	—	—	—

(3) Current Status of the Execution and Termination of Treasury Share Trust Agreement
(Unit: in millions of Won)

	Beginning of the Term		Execution (+)		Termination (-)		Term-End
		Number		Number		Number		Number
		of Agree-		of Agree-		of Agree-		of Agree-
Category	Amount	ments	Amount	ments	Amount	ments	Amount	ments
Specified Money Trust	100,000	2	—	—	—	—	100,000	2
Trust Agreement with an Asset Management Company	—	—	—	—	—	—	—	—
Share Acquisition Agreement with an Investment Company	—	—	—	—	—	—	—	—
Total	100,000	2	—	—	—	—	100,000	2

*	Terms of the Trust Agreements: March 9, 2007 to March 8, 2010
D. Share Ownership Status of Employee Stock Ownership Association
(1) Transactions with Employee Stock Ownership Association
     Not Applicable
(2) Guideline for Exercising the Voting Rights of Employee Stock Ownership Association
     Association Account: Employee Stock Ownership Association exercises its voting rights in the same proportion as those shares held in the association member accounts that have indicated how to vote.
     Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights within a minimum period of seven days or (ii) the association member chooses to delegate his voting rights to the association.
(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2008)		(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Share	2,313,880	35,136
Association Member Account	Common Share	13,029,101	13,153,084
4. Voting Rights

(As of December 31, 2008)		(Unit: Shares)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Share	273,535,700	—
	Preferred Share	—
Shares without Voting Rights (B)	Common Share	71,503,658	—
	Preferred Share	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A - B - C + D)	Common Share	202,032,042	—
	Preferred Share	—

(1)	Shares without voting rights under the Commercial Code of Korea: 71,503,658 shares, including treasury shares, shared held through treasury stock funds and cross holding shares (3,254 shares).

(2)	Under the Securities and Exchange Act, no share has its voting rights restricted. However, in appointing an audit committee member, any shareholder whose shareholding exceeds 3% of the total number of outstanding shares is limited to exercising his voting rights only up to 3% of the total number of outstanding shares with exercisable voting rights. As of December 31, 2008, out of the 16,179,637 shares that were held by the National Pension Fund, voting rights of 10,118,676 shares could not be exercised with regard to the appointment of audit committee members.
5. Matters on Dividends and Others
A. Matters on Dividends
     The shareholder return policy of the Company is to pay its shareholders at least 50% of the adjusted net profit of the current term or more through cash dividends and acquisition of treasury stock of the Company.
B. Dividends Paid during the Past Three Fiscal Years

Category		2008	2007	2006
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in millions of Won)		449,810	957,623	1,233,449
Net Profit per Share (Won)		2,217	4,635	5,877
Distributable Profit (in millions of Won)		3,495,104	3,917,153	3,572,049
Year-end Cash Dividend (in millions of Won)		226,280	407,374	416,190
Year-end Share Dividend (in millions of Won)		—	—	—
Cash Dividend Propensity (%)		50.3	42.5	33.7
Rate of Return on Cash Dividend (%)	Common Share	2.9	4.1	4.3
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	1,120	2,000	2,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

*	Figures for Net Profit of the Current Term, Net Profit per Share, Distributable Profit Terms Dividend Propensity for the year ended 2007 are different from the financial information in Part III because SKAS 15 and Opinion on Application of Accounting Standards 06-2 are not reflected. For the result of the adoption of the accounting standard and the opinion, please refer to the financial information in Part III

II. Details of Business
1. Overview
A. Present Conditions of the Industry
(1) Characteristics of the Industry
     Current markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. With technical advances and changes in customer demands, the communications industry has recently been moving toward convergence between different technologies and industries, such as convergence between fixed-lined communications and mobile communications and between the telecommunications industry and the broadcasting industry. These converged media businesses, represented by IPTV, opens up new opportunities for telecommunications carriers as they bridges telecommunications and broadcasting industries. In the mobile communications market, the transition to 3G will become a turning point in shaping a new competitive landscape, replacing the existing competition in the 2G market. In the saturated communications market, increasing customer value has become increasingly more important as fixed-line communications carriers offer integrated services such as the TPS (or Triple Play Service) or QPS (or Quadruple Play Service), and mobile communications carriers also offer additional benefits to their clients.
(2) Growth of the Industry
(Unit: 1,000 persons)

	December	December	December	December	December
Category	31, 2004	31, 2005	31, 2006	31, 2007	31, 2008
Broadband Internet Subscribers	11,921	12,191	14,043	14,710	15,475
Local Telephone Subscribers	22,871	22,920	23,119	23,130	22,132
Mobile Phone Subscribers	36,586	38,342	40,197	43,498	45,607

*	From 2004 to 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	Data as of December 31, 2008 was provided by the Korea Communications Commission (www.kcc.go.kr).
(3) Characteristics of Market Fluctuations
     The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows and continues to do so in the future, it could have an adverse impact on KT’s business activities.
(4) Competition
(a)	Competing Companies
•	Local calls: SK Broadband, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	Broadband Internet: SK Broadband, LG Powercom, LG Dacom, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones using Internet Protocol (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG Dacom, LG Powercom, Korea Cable Telecom, etc.

•	IPTV: SK Broadband, LG Dacom

•	Mobile Internet (WiBro service): SK Telecom
(b)	Market Entry Requirements
•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required
(c)	Factors of Competition : service fees, product quality, brand value and competitiveness of the distribution network.
(5) Characteristics of Resource Supplies
(a)	Communications Equipment Procurement
     In accordance with the Korean government’s media industry innovation policy and to build a broadband convergence network (BcN) that can offer a range of different types of services, KT is focusing on the introduction of a fiber-optic broadband network and aims to enhance the quality of its customer’s experience by providing a variety of innovative services, including integrated voice (telephony) and data (Internet) convergent services and converging communication and broadcasting. KT’s network is also evolving from an individual service provider-oriented network to a customer-oriented service convergence network (All-IP).
     To provide such service, KT purchased the following equipment during 2008: (i) backbone network equipment such as WDM equipment, MSPP, DCS devices and routers; (ii) equipment for broadband Internet such as FTTH equipment, switches and optical cables in order to deliver to its customers TPS and other services; (iii) equipment for newly introduced businesses such as mobile Internet equipment (such as repeaters, access terminals and devices), IPTV set-top boxes and VoIP terminals; and (iv) other handsets for end-users such as mobile handsets, PDAs, and ‘Ann’ phones.
(b)	Capital Raising
     With domestic credit rating of AAA, the highest credit rating among Korean companies, KT has issued: (i) JPY 12.5 billion of corporate bonds due 2011 in January 2008; and (ii) US$160 million of corporate bonds due 2011 and 2012 in March 2008. KT also has issued: (i) Won 100 billion of corporate bonds due 2013 in February 2008; (ii) Won 200 billion of corporate bonds, Won 100 billion due 2013 and Won 100 billion due 2018, in August 2008; and (iii) Won 230 billion of corporate bonds, Won 100 billion due 2010 and Won 130 billion due 2011, in December 2008. In addition, at the beginning of September 2008, right before the deepening of the financial crisis in Korea, KT issued US$200 million of private corporate bonds, raising a large amount of capital at an optimal time with low interest cost. KT has also improved its international credit rating by receiving a credit rating level of A3 from Moody’s Investors Services (“Moody’s”) in June 2005 and KT has maintained the same level as of December 31, 2008. KT also received a credit rating level of A from Fitch Ratings in July 2007 during its periodic appraisal. In June 2008, S&P improved KT’s international credit rating level from ‘A-Stable’ to ‘A-Positive’. In accordance with the government policy for supporting information technology companies, KT also raised Won 10.9 billion of subsidy in May 2008 that is repayable on a three year installment basis after a two year grace period. As a result of a series of bond offerings and improved credit rating, maturity dates of outstanding borrowings have been deferred and the company has achieved increasing financial stability and effective management of debt maturity date.

(6) Relevant Laws and Government Regulations
(a)	Relevant Laws
•	Telecommunications policy-related laws

Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws

Radio Regulation Law

•	Informatization related laws

Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws

Broadcasting Law, etc.

•	Others : Internet Multimedia Broadcasting Business Law (IP-TV related)
(b)	Government Regulations
     The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and their role of providing public service. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.
The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.
B. Current Status of KT
(1) Operations Outlook and Classification of Business
(a)	Operations Outlook
     The Korean communications market is currently experiencing slow growth as leading services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is no exception to this industry trend as its local telephone, Megapass broadband Internet access and KT-PCS resale services are all facing difficult business climates due to: (i) increase in fixed-to-mobile substitution trend and the increasing popularity of VoIP market; (ii) aggressive marketing and price cutting measures from competitors of broadband Internet access service providers; and (iii) limitations of resale efforts and increasing marketing costs relating to mobile services.
     Despite the unfavorable environment, KT has made company-wide efforts to reduce costs based on quality management and treatment of customer value innovation as our top priority.
     As of the end of December 2008, KT had 6,712 thousand broadband Internet customers, 19,866 thousand local telephony customers and 2,834 thousand KT-PCS customers.
     In the future, KT plans to promote various rate plans to address different customer calling patterns, as well as promote bundled-services (economic efficiency), reiterate value of the fix-line (well-being) and promote digital Ann phone (convenience) in its fixed-line telephone business and provide differentiated VoIP services to address the proliferation of internet phones.

     In the broadband Internet arena, KT will aim to improve customer value from the viewpoint of customers with continued provisions of the FTTH (Fiber-To-The-Home) services. As for its PCS resale business, KT will focus on expanding its current marketing base in line with the future 3G-based wireless market.
     KT’s wireless broadband Internet access service business, or WiBro, plans to further expand services to the greater Seoul metropolitan area and will aim to be a leader in the Mobile 2.0 era, the next generation of two-way communication mobile environment.
     Also, KT’s IPTV business will focus on actively catering to the TV portal market through its MegaTV service and, in the long term, by pursuing a leadership position in the broadcasting convergence market.
     We will also aim to expand our market share by enhancing our network-based care services, offering on- and off-line total solutions while expanding our bizmeka services to address individual needs, such as medical and education services.
     In particular, we will strive to combine our collective resources and diverse service offerings to periodically develop and introduce new package of services that we believe will provide KT’s new growth momentum.
(b)	Operations Subject to Disclosure
     KT’s main area of business is the telecommunications sector under the Korea Standard Industry Code.
(2) Market Share

		Market Share for Each Term (%)
		27th Fiscal Year	26th Fiscal Year	25th Fiscal Year
Category	Operator	(2008)	(2007)	(2006)
Local Telephone	KT	89.8	90.4	92.1
(On the Basis of Number of Subscribers)	SK Broadband	8.7	8.8	7.5
	LG Dacom	1.5	0.8	0.4
Long Distance Telephone	KT	85.2	85.4	85.6
(On the Basis of Number of Subscribers)	LG Dacom	3.7	3.9	4.8
	Onse Telecom	1.7	1.8	2.1
	SK Broadband	7.8	7.4	6.1
	SK Telink	1.6	1.5	1.4
Broadband Internet Subscriber	KT	43.4	44.3	45.2
(On the Basis of Number of Subscribers)	SK Broadband	22.9	24.9	25.7
	LG Powercom	14.1	11.7	8.6
	Service Operators	19.6	17.5	16.6

*	In 2006 and 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	In 2008, data was provided by the Korea Communications Commission (www.kcc.go.kr).
(3) Market Characteristics
     KT’s local telephone business provides universal services for homes and businesses, and despite increased marketing efforts by competitors, KT maintained approximately 89.8% of the market share as of December 31, 2008. Although [Public Switched Telephone Network (PSTN)] [KT to confirm] sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over traditional phones and the advancement of VoIP services as well as the expansion of local number portability, KT is committed to fending off a further decline in sales by (i) increasing Average Revenue per User (ARPU) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.

     As for broadband Internet, KT seeks to improve its ARPU by providing competitive rates for its high-quality products, aided by reorganization of its product lineup. KT is the leader in terms of both speed and quality in a market with intense price competition, mostly through its dominance in supplying FTTH services. KT’s ultimate goal is to be a market leader in offering next generation services, such as IPTV, through achieving 100 mega-bites access for ordinary households.
     As for the KTF mobile resale services provided to KT’s individual customers, revenue from such services are increasing despite a fierce competition over new customers, partly due to mobile number portability and KT’s ability to secure new customers.
(4) Status and Forecast of New Business
     In order to overcome present market obstacles of growth limits of the voice business market and the sluggish growth of the broadband Internet access services, KT has been actively involved in developing a wide range of new businesses with growth prospects.
     KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment which can be accessed through various terminals anytime anywhere; to offer customers convenience solutions that they may freely use without the time or location limitations, and to offer business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a company that accomplishes customer value innovation while realizing its customers’ objectives.
     KT’s WiBro operation enables portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul area, including various major buildings and university campuses in the Seoul metropolitan area. In October 2008, WiBro service in the Seoul metropolitan area was extended to 19 neighbouring cities and the service speed became twice as fast. Currently, anyone may utilize KT WiBro services with personal computers, WiBro compatible laptop computers, WiBro phones which combine CDMA mobile phones with WiBro service, Portable Media Players, navigation devices or Dongle, a USB device that can be connected to any laptop computer. KT will continuously try to expand its array of digital devices that are compatible with WiBro services. KT will promote a mobile culture for its customers through KT WiBro, which shall offer not only the basic Internet access function but also other individually tailored services, such as combined webmails, two-way visual communications, remote controlled home computers, information services linked with real-time search functions and mobile UCC to its users. Through WiBro, KT aims to lead the Mobile 2.0 generation, the next-generation mobile environment in which users may utilize information and contents they need through a two-way communication platform.
     MegaTV (IP-TV) is a service that integrates telecommunications and broadcasting services, brought about by the acceleration in the development of broadband Internet network and multimedia contents in the era where traditional industries converge. MegaTV is a service that provides traditional Internet services, such as information searches, games, message exchanges, and shopping with VOD (Video on Demand) services, which allow users to watch a variety of contents, such as movies, dramas and educational programs, at any time. From the second half of 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the passing of the Korean Internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and the granting of the IP-TV business license to KT on September 8, 2008, KT has been able to provide enhanced IP-TV service, including real-time broadcasting starting November 17, 2008. KT is taking every step to provide new services such as providing nationwide MegaTV services starting January 9, 2009, and expanding real-time broadcasting channels. By providing real IP-TV services, KT will promote the convergence in telecommunications and broadcasting and grow as a digital entertainment company.
     In order to differentiate KT’s Internet phone services from the competitors’ voice transmission services, KT Internet phone services provide video communication, SMS and a variety of daily life related services (home ATM and lifestyle, traffic and local news information) in addition to the voice transmission services. To provide these services, a series of various terminals are being prepared. In addition, four voice-transmission phones and two video terminals with screens have already been released. KT Internet phone service plans to offer additional customer value by offering various convenient services for customer’s everyday needs and video telephony, and to position itself as the leader in the transformation of fixed phone line into the future All-IP network environment. With the launch of KT’s Internet phone, KT is striving to shift paradigm from a heavily price sensitive environment that resulted in erosion of profitability to a service competition environment. Also, KT plans to maintain and expand its customer base through the creation of a new market by offering convergent terminals with value added services and integrated applications, resulting in a new telecommunication market to PSTN customers.
     KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT to maintain its existing fixed-line market share as well as promote its competitiveness in the broadband Internet service market. KT, leveraging on its past success, intends to continue to develop and nurture new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of communications, broadcasting and home appliances and cross-industry convergence.
The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.
(5) Organization Chart

2. Matters related to Revenue
A. Performance in Terms of Revenue
(Unit: in millions of Won)

Items	27th Fiscal Year (2008)	26th Fiscal Year (2007)	25th Fiscal Year (2006)
Internet Connection	2,129,900	2,118,670	2,153,049
Internet Application	540,620	389,884	279,797
Data	1,650,127	1,627,923	1,615,116
Telephone	3,984,520	4,184,668	4,292,493
LM	1,393,605	1,597,203	1,737,063
Wireless	1,563,999	1,511,452	1,375,256
System Integration	248,425	260,555	211,712
Real Estate	245,840	218,182	163,483
Others	27,799	27,845	28,040
Total	11,784,835	11,936,382	11,856,009

B. Routes and Methods of Sales
(1) Marketing Organizational Structure
•	Internal distribution channel : Regional Business Unit (11), district/branch offices (326), customer center (1)

•	External distribution channel : sales agencies (563), agency stores (382), specialty stores (124), specific service provider (17), KTF SHOW Stores (2,186), KTF M&S (124), affiliate channels (15)

(2) Sales Path
•	Branch offices offer sales of goods and customer services.

•	Subscription to goods and services through sales agencies: sales agencies, agency stores, specialty stores, specific service providers, KTF SHOW stores, and affiliates.

•	Subscription to goods and services through the Internet (www.kt.com).

•	Attracting new subscribers and increasing cross-sales through business sales agreements.

•	Utilizing distribution routes through alliance with other businesses.
(3) Methods and Conditions of Sales
(a)	Sales Methods
•	Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or partial flat rate system and broadband Internet access service are operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b)	Conditions for Sales
•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
Megapass	5%	10%	15%	20% (limited to Ntopia/Special)
KORNET (Express/Premium)	5%	10%	15%	—
MegaTV (Live/VOD)	5%	10%	20%	—
—	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 1 Year	After 2 Years	After 3 Years	After 4 Years
Megapass	2%	3%	5%	—

KORNET (Express/Premium)	2% (When subscribers sign up for an additional 1 year agreement)	3% (When subscribers sign up for an additional 2 year agreement)	5% (When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement
•	Package Discounts

Megapass plus SHOW	Megapass	SHOW
	3% to 10% additional discount for service fees according to Agreement terms	10% discount for monthly service fees (5% for Megapass subscriptions without long-term discount agreements)
Megapass plus KT WIBRO	Megapass	KT WIBRO
	3% to 10% additional discount for service fees according to Agreement terms	None (instead NESPOT family provided free of charge)
Megapass plus MegaTV	Megapass	MegaTV
	3% to 10% additional discount for service fees according to Agreement terms	3% to 10% additional discount for service fees according to Agreement terms
•	Discounts for Multiple Leased-Lines Subscriptions
—	Local Leased-Line

	30,001 to 40,000	40,001 to 60,000	Above 60,001
Category	lines	lines	lines	Note
Discount Rate	4%	5%	6%	Limited to Circuits below Low-Speed (300bps) Level
—	Long Distance Leased-Line

Category	5~9 lines	Above 10 lines	Note
Discount Rate	5%	10%	—

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.
(4) Sales Strategy
(a)	Broadband Internet Service
•	Strengthen competitiveness by enhancing both quality and speed of FTTH offerings

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional Megapass services

•	Promote specialized high-quality products and increase sales through up-selling and retention of existing customers

(b)	WiBro Service
•	Improve distribution networks and strengthen handset design and service offerings

•	Promote interactive stores and pursue target marketing at WiBro U-Campus, laptop rental businesses and securities companies.

•	Stimulate early market interest through promotional rate plans and package products
(c)	IPTV Service
•	Sell VOD-based MegaTV products to Megapass customers nationwide

•	Expand client base by offering free set-top box rentals (with a 3 year subscription contract) and opportunities to experience KT services

•	Increase synergy, such as cross-selling and customer retention, through promotion of bundling products with Megapass
(d)	Data Service
•	Enhance customer value by offering high-quality exclusive networks that are stable and unique

•	Offer customized services through professional consulting
(e)	Telephone Service
•	Focus on retaining local call subscriber base by preventing LNP transfers and cancellations

•	Increase sales efficiency by target marketing based on analyses of customers’ usage patterns

•	Promote customer loyalty with care programs designed specifically for each customer, and by developing services based on specific customer needs

•	Retain existing customers and effectively compete with Internet telephone companies through optional calling plans and development of package products
(f)	Mobile Service
•	Attract good customers from other providers as well as new customers through the adoption of stand-out sales policies

•	Focus on customer retention by engaging in care activities for preferred customers

•	Develop additional services and improve the quality of terminals and customer service in collaboration with KTF
(g)	Bundling Service
•	Retain existing customers by developing and promoting new Megapass-based package products and recruiting new clients for services such as KT WiBro and SHOW

•	Promote customer retention through continued development and sale of package products of major services

3. Research and Development Activities
A. Research and Development costs

(Units : in millions of Won)
Category		2008	2007	2006	Notes
Raw material		—	—	—	—
Labor cost		75,500	65,478	62,363
Depreciation		63,515	49,524	48,825	—
Commissions		14,027	20,239	20,450	—
Others		196,141	236,605	242,943	—
Total R&D costs		349,183	371,846	374,581	—
Accounting treatment	Research and ordinary development costs	251,141	260,445	273,969
	Development cost (intangible asset)	98,042	111,401	100,612
Percentage of R&D costs over revenue		2.96%	3.12%	3.16%	—
4. Other matters necessary for making investment decisions
A. Summary of fund raising

Domestic Funding	(Unit: in millions of Won)
Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Redemptions	Term-End Balance	Note
Bank	44,602	11,685	18,020	38,267	Increase in overdraft during third quarter : 0
Insurance Company	—	—	—	—
Merchant Bank	—	—	—	—
Credit Specialty Financial Company	—	—	—	—
Mutual Savings Bank	—	—	—	—
Other Banking Institutions	—	—	—	—
Total: Financial Institutions	44,602	11,685	18,020	38,267
Corporate Bond (Public Subscription)	3,630,000	905,450	420,000	4,115,450
Corporate Bond (Private Subscription)	—	—	—	—
Capital Increase (Public Subscription)	—	—	—	—
Capital Increase (Private Subscription)	—	—	—	—
Asset-Backed Securitization(Public Subscription)
Asset-Backed Securitization(Private Subscription)

Domestic Funding	(Unit: in millions of Won)
Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Redemptions	Term-End Balance	Note
Other	—	260,000	260,000	—	Commercial Paper
Total: Capital Market	3,630,000	1,165,450	680,000	4,115,450
Loan from Shareholders • Officers • Subsidiaries	—	—	—	—
Other	—	—	—	—
Total	3,674,602	1,177,135	698,020	4,153,717

(Note) Total amount of corporate bonds issued during this term

—	Publicly subscribed amount: Won 905,450 million

*	Exchange rate for foreign currency denominated bonds (As of December 31, 2008): 1 US$ = 1,257.5, 1 JPY = 13.94

Overseas Funding	(Unit: in millions of Won)
Source	Balance at the Beginning of the Term	New Financing	Reduction due to Return, etc.	Term-End Balance	Note
Financial Institution	—	—	—	—
Overseas Securities (Corporate Bond)	1,407,300	730,450	—	2,137,750
Overseas Securities (Stocks, etc.)	—	—	—	—
Asset-Backed Securitization	—	—	—	—
Other	—	—	—	—
Total	1,407,300	730,450	—	2,137,750

*	Total amount of foreign private bond in 2008: Won 251,500 million (US$200 million)

*	1 US$ = 938.2 (As of January 1, 2008), 1 US$ = 1,257.5 (As of December 31, 2008)

*	Effect of conversion from fluctuation of foreign exchange rate is reflected in “New Financing”
B. Credit Rating for the Past Three Years
(1) Overseas Credit Rating

Date of	Assessed	Credit Rating of	Assessing Company	Assessment
Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
Nov. 26, 2008	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
July 14, 2008	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
June 30, 2008	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
July 2, 2007	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment

Date of	Assessed	Credit Rating of	Assessing Company	Assessment
Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
April 2, 2007	2007 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
April 2, 2007	2007 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment
Sept. 26, 2006	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
Sept. 4, 2006	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
April 25, 2006	2006 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
April 24, 2006	2006 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment
(2) Domestic Credit Rating

Date of	Assessed	Credit Rating of	Assessing Company	Assessment
Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
Dec. 19, 2008	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	Regular
July 28, 2008	Corporate Bond	AAA	Same as above	”
June 13, 2008	Commercial Paper	A1	Korea Ratings Corporation
March 20, 2008	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	”
Feb. 18, 2008	Corporate Bond	AAA	Same as above	”
Dec. 27, 2007	Corporate Bond	AAA	Same as above	”
March 22, 2007	Corporate Bond	AAA	Same as above	”
June 27, 2007	Commercial Paper	A1	Korea Information Service Inc.	”
June 21, 2007	Commercial Paper	A1	National Information & Credit Evaluation Inc.	”
June. 29, 2006	Commercial Paper	A1	Korea Information Service Inc.	”
June 28, 2006	Commercial Paper	A1	Korea Ratings Corporation	”

—	Top credit ratings (AAA, A1) were awarded to the company’s existing corporate bonds and commercial papers at its annual credit assessment.

—	For corporate bond, there are ten rating categories from AAA to D. For commercial paper, there are six rating categories from A1 to D.

III. Financial Information
1. Summary of Financial Statements (Non-Consolidated)
As of the end of December 31
(in million Won)

Classification	2008	2007	2006	2005	2004
Current Assets	3,778,105	3,310,412	3,239,188	3,418,917	5,295,663
• Quick Assets	3,610,564	3,188,309	3,146,206	3,303,033	5,194,983
• Inventory	167,541	122,103	92,982	115,884	100,680
Fixed Assets	14,906,817	14,606,770	14,723,145	14,517,592	14,818,373
• Investments	3,517,906	3,458,580	3,661,067	3,453,071	3,415,390
• Tangible assets	10,428,674	10,448,618	10,398,084	10,411,523	10,637,059
• Intangible assets	397,046	439,738	470,782	443,098	299,106
• Other non-current assets	563,191	259,834	193,212	209,900	466,818
Total Assets	18,684,922	17,917,182	17,962,333	17,936,509	20,114,036
Current Liabilities	2,585,875	2,991,341	3,270,249	3,079,999	6,144,047
Fixed Liabilities	7,267,158	6,065,948	6,143,004	6,807,214	6,523,476
Total Liabilities	9,853,033	9,057,289	9,413,253	9,887,213	12,667,523
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,440,633	1,440,777	1,440,910	1,440,258	1,440,258
Capital Adjustments	(3,994,736)	(3,983,929)	(3,817,717)	(3,870,288)	(3,969,757)
Accumulated Comprehensive Income	10,879	(818)	10,978	119,658	15,877
Retained Earnings	9,814,115	9,842,865	9,353,911	8,798,670	8,399,137
Total Capital	8,831,889	8,859,893	8,549,080	8,049,296	7,446,513
For the years ended December 31
(in million Won)

Classification	2008	2007	2006	2005	2004
Sales	11,784,835	11,936,382	11,856,009	11,877,272	11,850,819
Operating Income	1,113,389	1,433,722	1,756,228	1,659,883	2,127,119
Ordinary Income	560,045	1,274,725	1,574,460	1,376,429	1,799,798
Net Income	449,810	981,967	1,233,449	1,031,810	1,255,522
2. Summary of Financial Statements (Consolidated)
As of the end of December 31
(in million Won)

Classification	2008	2007	2006	2005	2004
Current Assets	7,073,826	5,642,799	5,981,420	6,131,744	6,808,977
• Quick Assets	6,648,985	5,343,695	5,744,225	5,771,631	6,434,658
• Inventory	424,841	299,104	237,195	360,113	374,319
Fixed Assets	19,064,778	18,484,086	18,261,914	18,556,973	19,664,255
• Investments	546,000	470,195	533,947	792,669	913,844
• Tangible assets	15,188,631	15,288,002	15,167,429	15,087,032	15,721,455
• Intangible assets	1,474,238	1,735,323	1,959,591	2,133,199	2,184,689
• Other non-current assets	1,855,909	990,566	600,947	544,073	844,267
Total Assets	26,138,604	24,126,885	24,243,334	24,688,717	26,473,232

Classification	2008	2007	2006	2005	2004
Current Liabilities	5,241,028	5,078,621	5,423,115	4,822,341	8,334,490
Fixed Liabilities	9,809,678	7,910,498	8,122,915	9,476,442	9,112,362
Total Liabilities	15,050,706	12,989,119	13,546,030	14,298,783	17,446,852
Minority Interest	2,256,009	2,276,003	2,267,252	2,518,213	1,809,577
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,440,633	1,440,777	1,292,475	1,389,222	1,291,617
Capital Adjustments	(3,994,736)	(3,983,929)	(3,817,717)	(3,868,078)	(3,967,270)
Accumulated Comprehensive Income	10,879	142	5,772	(3,166)	(1,782)
Retained Earnings	9,814,115	9,843,775	9,400,068	8,786,413	8,333,240
Total Capital	11,087,898	11,137,766	10,697,304	10,389,934	9,026,380
For the years ended December 31
(in million Won)

Classification	2008	2007	2006	2005	2004
Revenues	19,644,543	18,660,082	17,824,880	17,155,455	17,068,371
Operating Income	1,427,762	1,745,341	2,383,376	2,430,942	2,480,532
Income from continuing operations	513,290	1,096,774	1,509,721	1,365,010	1,431,147
Net Income	513,290	1,170,978	1,509,717	1,360,036	1,431,147
Consolidated Net Income	449,810	1,056,227	1,291,863	1,085,450	1,282,216
Number of consolidated companies	33	28	23	21	13

IV. Auditors’ Opinion
1. Auditor

2008	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	KPMG Samjong Accounting Corp.
2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
2008	Unqualified	Not Applicable
2007	Unqualified	Not Applicable
2006	Unqualified	Not Applicable
3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

		(million Won, hours)
Term	Auditor	Contents	Fee	Total Hours
2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit US GAAP financial statements semi-annual review US GAAP financial statements audit	2,319	33,858
2007	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	1,985	37,000
2006	KPMG Samjong Accounting Corp	Semi-annual review (consolidated and non-consolidated) Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit US GAAP Semi-annual review US GAAP financial statements audit	2,717	35,000

V. Management and Affiliated Companies
1. Overview of the Board of Directors and Committees under the Board
A. Matters on the Board of Directors
(1) Organization
(a)	Rights of the Board of Directors
•	Convocation of general meeting of shareholders

•	Approval of budget

•	Approval of financial statements and business report

•	Establishment, transfer and closing of branch offices

•	Material organizational changes such as dissolution, business transfer and merger and acquisition

•	Issuance of new shares and disposal of forfeited shares and fractions of shares

•	Grant and revocation of stock purchase options

•	Bond subscription

•	Long-term loans in excess of loan plan under the Company budget

•	Deciding matters on issuance of convertible bonds and bonds with warrants

•	Establishment of subsidiaries and disposal of shares in an amount not less than Won 10 billion (disposal of shares in an amount not more than Won 10 billion is included if it is accompanied by a transfer of management rights)

•	Investment and guarantee for other enterprises (guarantee for the subsidiaries is included if the guarantee amount is not less than Won 10 billion)

•	Acquisition and disposal of lands and buildings, the value of which exceeds Won 10 billion

•	Contribution or donation of an amount not less than Won 100 million

•	Amendment of the Articles of Incorporation

•	Establishment and amendment of regulations regarding the Board of Directors

•	Determination on the number and remuneration of executive managers who are not Standing Directors and regulations of severance payment for the senior management

•	Reduction of capital and share retirement

•	Appointment and dismissal of Directors

•	Issuance of shares below par value

•	Exemption of Directors from their liabilities to the Company

•	Decisions on share dividend

•	Approval of transactions between the largest shareholder of the Company and affiliated persons, and report of such transactions to the general meeting of shareholders

•	Capitalization of reserves

•	Approval of transaction between the Company and a Director of the Company

•	Establishment and operation of committees under the Board of Directors and appointment of the committee members

•	Determination of expert advisors for Directors

•	Organization of the President Recommendation Committee

•	Determination of screening standards for President candidates

•	Assessment of the President’s performance under the management contract and proposal of dismissal

•	Decision on standard and payment method of remuneration for the President and the Standing Directors

•	Consent on the President’s recommendation and proposal of dismissal of standing officer candidates

•	Decision on terms of contracts with the President regarding management goals

•	Mid- to long-term management plans

•	Large scale internal transactions and other internal transactions under the Monopoly Regulation and Fair Trade Act referred to in the following: (i) transaction of suspense payments or loans, (ii) transaction of securities such as shares or corporate bonds and (iii) transaction involving real estate or incorporeal asset

•	Appointment and dismissal of Representative Director pursuant to Clause 1, Article 25 and Clause 2, Article 25 of the Articles of Incorporation

•	Determination of duties of the Representative Director pursuant to Clause 1, Article 25 of the Articles of Incorporation

•	Account closing and major management performance for each quarter of fiscal year

•	Operation of internal accounting management system and review and report on such operation

•	Other matters determined to be necessary by the Board of Directors or the President, or matters authorized under relevant statutes and Articles of Incorporation
(b)	Disclosure of personal information of Director Candidates before the General Meeting of Shareholders and Recommendation of Shareholders
•	Notice of the extraordinary general meeting of shareholders : December 15, 2008 (Date of the Extraordinary General Meeting of Shareholders: January 14, 2009)

•	1 President Candidate, 3 Outside Director Candidates (who are to act as Audit Committee Members)
— Candidate for President and CEO

Name	Suk-Chae Lee

Date of Birth	September 11, 1945

Major Occupations and Background	(Present) KT President and CEO

BA in Business Administration, College of Commerce, Seoul National University, 1968
MA in Political Economy, Graduate School of Liberal Arts, Boston University, 1979
Ph.D in Economics, Boston University, 1982

Director of various Divisions of the Economic Planning Board, 1977 to 1984
Economic Secretary to the President in charge of policy coordination for macro, external, fair trade, and agricultural Policies, 1984 to 1988
Deputy Minister in charge of national budget, Economic Planning Board, and Chairman of National Budget Deliberation Committee, 1992 to 1994
Vice Minister of Finance and Economy and Chairman of Vice Ministerial Economic Committee, 1994 to 1995
Minister of Information and Telecommunication, 1995 to 1996

Chief Economic Advisor to the President, Government of Korea, 1996 to 1997 Non-executive Director, Kolon Chemical, Co. Ltd., 2004 to 2008
Outside Director, SK C&C, 2005 to 2008
Outside Director, LG Electronics, 2007 to 2008
Advisory Board, BT, 2008
Senior Advisor, Bae, Kim & Lee LLC, 2003 to Present
Visiting Professor, College of Engineering, Seoul National University, 2006 to Present

Recommender	President Candidate Nominating Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	January 14, 2009 to Date of the Annual General Meeting of Shareholders in 2012
— Candidates for Outside Director who are to act as Audit Committee Member

Name	Si-Chin Kang

Date of Birth	September 15, 1947

Major Occupations and Background	(Present) Auditor, Catholic Education Foundation

BA in Business Administration, Busan University, 1973 MBA, Korea University, 1981

Korea Development Bank, 1972 to1974
Vice President, Samil PricewaterhouseCoopers, 1974 to 2002
Auditor, Korean Institute of Certified Public Accountants, 1999 to 2001
Audit Committee, Standard Chartered First Bank, 2003 to 2005
Auditor, Catholic Education Foundation, 2002 to Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	January 14, 2009 to Date of the Annual General Meeting of Shareholders in 2010

Name	In-Man Song

Date of Birth	August 28, 1950

Major Occupations and Background	(Present) Professor, Graduate School of Business, Sungkyukwan University

BA in Business Administration, Sungkyunkwan University, 1975 MBA, University of Wisconsin-Madison, 1981 Ph.D in Business Administration, University of Wisconsin-Madison, 1986

Dean, Sungkyunkwan University Business School, 2001 to 2003
Member of Korean Accounting Standards Board, 2002 to 2005
Chairman, Korean Accounting Association, 2004 to 2005
Professor, Graduate School of Business, Sungkyunkwan University, 1986 to Present
IFRS Advisor, Financial Supervisory Service, 2008 to Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	Member of Advisory Council for KT’s Financial Accounting Department

Term of Office	January 14, 2009 to Date of the Annual General Meeting of Shareholders in 2010

Name	Joon Park

Date of Birth	October 30, 1954

Major Occupations and Background	(Present) Professor, College of Law, Seoul National University

LL.B., Seoul National University, 1977 Judicial Research and Training Institute, Korea, 1979 LL.M., Harvard Law School, 1988

Judge Advocate, 1979 to 1982
Attorney-at-law, Kim & Chang, Seoul, Korea, 1982 to 2007
Foreign Lawyer, Sullivan & Cromwell LLP, New York, USA, 1988 to 1989
Professor, College of Law, Seoul National University, 2007 to Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	‘Plan to improve KT’s corporate structure’ research project by Seoul National University R&DB Foundation

Term of Office	January 14, 2009 to Date of the Annual General Meeting of Shareholders in 2011
•	Notice of the annual general meeting of shareholders : February 9, 2009 (Date of the General Meeting of Shareholders: March 6, 2009)

•	2 Standing Director Candidates, 3 Outside Director Candidates (who are to act as Audit Committee members)
— Candidates for Standing Director

Name	Sang Hoon Lee

Date of Birth	January 24, 1955

Major Occupations and Background	(Present) Senior Executive Vice President, Head of Enterprise Customer Group, KT

BS in Department of Electrical Engineering, Seoul National University, Korea, 1978
MS in Electrical Engineering, University of Pennsylvania, 1982
Ph.D in Electrical Engineering, University of Pennsylvania, 1984

Research Assistant, Moore School of Electrical Engineering, University of Pennsylvania, 1981 to 1984
Member of Technical Staff, Applied Research, Bell Communications Research, 1984 to 1991
Director, Network Architecture Research Division, Telecommunication Networks Laboratory, KT, 1991 to 1996
Vice President, Telecommunication Networks Laboratory, KT, 1996 to

2000
Executive Vice President, Research & Development Group, KT, 2000 to 2008
Chairman, Telecommunications Technology Association Assembly, 2000 to Present
Chairman, VoIP Forum in Korea, 2000 to Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	March 6, 2009 to Date of the Annual General Meeting of Shareholders in 2010

Name	Hyun-Myung Pyo

Date of Birth	October 21, 1958

Major Occupations and Background	(Present) Executive Vice President, Head of Corporate Center, KT

BS in Electrical Engineering, Korea University, 1981 Master in Electrical Engineering, Korea University, 1983 Ph.D in Electrical Engineering, Korea University, 1998

Senior Research, KT, 1995 to 2000
Vice President, Management Planning Office, KTF, 2000 to 2002
Executive Vice President, Strategy Coordinating Office, KTF, 2002 to 2003
Senior Executive Vice President, Head of Marketing Group, KTF, 2003 to 2006
Head of WiBro Business Group, KT, 2006 to 2008
Vice Chairman, Korea Marketing Club, 2003 to Present
Chairman of Wimax Operators Alliance (WOA), 2007 to Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	March 6, 2009 to Date of the Annual General Meeting of Shareholders in 2010
— Candidates for Outside Directors

Name	Choon Ho Lee

Date of Birth	July 22, 1945

Major Occupations and Background	(Present) Visiting professor, Political Science and International Relations, Inha University

BS in Political Science, Ewha Womans University, 1969
Master in Women’s Studies, Ewha Womans University, 1986
Visiting Scholar, The George Washington University, 1996
Computer Department(ICP), Korea University, 1999
Ph.D in Education, Inha University, Korea, 2004

Lecturer, Sejong University, 1988 to 1992

National President, League of Women’s Voters, 1998 to 2004
Member of the Advisory Committee to the Ministry of Gender Equality, 2002 to 2003
Member of Viewer’s Commission, YTN, 2002 to 2004
Seoul Cultural Foundation, Director, 2003 to 2006
Air Traffic Committee Member, Ministry of Land, Transportation and Maritime Affairs, 2003 to 2008
Mediator, Seoul Domestics Relations Court, 1997 to Present
Director, Korean Broadcasting System, 2006 to Present
Director, Woong-Jin Foundation for Public Interest, 2008 to Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	March 6, 2009 to Date of the Annual General Meeting of Shareholders in 2012

Name	Jeung Soo Huh

Date of Birth	June 10, 1960

Major Occupations and Background	(Present) Professor, Dept. of Materials Science and Metallurgy, Kyungpook National University

B.S. in Material Science & Engineering, Seoul National University, 1983 M.S. in Material Science & Engineering, Seoul National University, 1985 Ph.D. in Electronic Materials, MIT, 1994

Research Assistant, Dept. of Materials Science and Engineering, MIT, 1987 to 1993
Assistant Professor, Dept. of Materials Science and Metallurgy
Kyungpook National University, 1995 to 2001
Visiting Professor, University of Manchester Institute of Science and Technology, 1999
Director, National Research Lab (Environmental Gas Monitoring) Ministry of Science and Technology, 2000 to 2006
Director of Publication Committee, Korean Materials and Metals, 2003 to 2004
Dean of International Affairs, Kyungpook National University, 2005 to 2006

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	March 6, 2009 to Date of the Annual General Meeting of Shareholders in 2012
— Candidate for Outside Directors who are to act as Audit Committee Member

Name	E. Han Kim

Date of Birth	May 27, 1946

Major Occupations and Background	(Present) Endowed Chair Professor and Director of Financial Research Center, University of Michigan

BS in Management Science, University of Rochester, 1969 MBA in Operations Research, Cornell University, 1971 Ph.D in Finance, State University of New York at Buffalo, 1975

Consultant to U.S. Department of Treasury, IRS, 1988 to 1990
Independent Director, Mutual Savings Bank (in Michigan), 1989 to 1990
Endowed Chair Visiting Professor, University of Tokyo, 1990 to 1991
Consultant to World Bank, 1989 to 1991, 1993
Consultant to Korea Stock Exchange, 1997 to 1998
Independent Director, Hana Bank, 2001 to 2003
Steering Committee Member, Korea Investment Company, 2005 to 2007
Director, Financial Research Center, Ross School of Business, University of Michigan, 1990 to Present
Director, Global MBA Program, 1995 to Present
Director, NTT Program of Asian Finance and Economics, 1996 to Present
Director of East Asia Management Development Center, 2000 to Present
Non-Executive Chairman of BOD, POSCO, 2007 to 2008
Independent Director, POSCO, 2003 to Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	March 6, 2009 to Date of the Annual General Meeting of Shareholders in 2012

(c)	Establishment and Organization of the Outside Director Candidate Recommendation Committee
•	Enactment of regulations for operation of the Outside Director Candidate Recommendation Committee (January 20, 2003)

•	Appointment of Members and Chairman of the Outside Director Candidate Recommendation Committee (December 13, 2007)

Name	Outside Director	Note
Jeong-Ro Yoon Do-Whan Kim Kon-Sik Kim	O O O	At least half of the Directors shall be Outside Directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
Jong-Kyoo Yoon	O
Paul C. Yi	O
Jeong-Soo Suh	X
•	Appointment of Members and Chairman of the Outside Director Candidate Recommendation Committee (November 25, 2008)

Name	Outside Director	Note
Jeong-Ro Yoon Do-Whan Kim Jong-Kyoo Yoon	O O O	At least half of the Directors shall be Outside Directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
Paul C. Yi	O
Jeong Suk Koh	O
Gyu Taeg Oh	O
Jong Lok Yoon	X
•	Appointment of Members and Chairman of the Outside Director Candidate Recommendation Committee (January 20, 2009)

Name	Outside Director	Note
Paul C. Yi Jeong Suk Koh Si-Chin Kang	O O O	At least half of the Directors shall be Outside Directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
In-Man Song	O
Joon Park	O
Jeong-Soo Suh	X
(d)	Current Status of Outside Directors (As of December 31, 2008)

		Relationship with the	Participation in internal and
Name	Experience	Largest Shareholder	external training programs
Jeong-Ro Yoon	— Vice President, Korean Sociological Association — (Present) Professor, School of Humanities and Social Science, KAIST	Not Applicable	• Regular course for Directors — Participant and period: Gyu-Taeg Oh (Feb.12~Apr.15), Jeong- Suk Koh (Sept.16~Nov.13) — Hosted by the Korea Directors Association

Do-Whan Kim	— Researcher, KISDI — (Present) Professor, Business Administration, Sejong University	Not Applicable

		Relationship with the	Participation in internal and
Name	Experience	Largest Shareholder	external training programs
Kon-Sik Kim	— Vice President, Korea Institute of Directors — (Present) Professor, College of Law, Seoul National University	Not Applicable	• ‘What are the problems with the succession of management rights?’
— Participant: Jeong-Suk Koh
— Period : May 21
— Hosted by the Korea Directors Association

• Key issues on International Financial Reporting Standards (IFRS)
— Participant: members of the Audit Committee
— Period : May 31
— Hosted by Deloitte

Jong-Kyoo Yoon	— Vice Representative, Samil Pricewaterhouse Coopers — Vice Chairman, Kookmin Bank Private Banking Group — (Present) Standing Consultant, Kim & Chang	Not Applicable

Paul C. Yi (Chang Yop Yi)	— President, Hershey Food Corporation Korea Branch — President, Nong Shim Kellogg Co. — (Present) President, Coca-Cola Korea Co., Ltd.	Not Applicable

Jeong-Suk Koh	— Teaching & Research Assistant, MIT School of Business, U.S. — McKinsey & Co. Consultant — (Present) President, Ilshin Investment Co., Ltd.	Not Applicable

Gyu-Taeg Oh	— Deloitte Anjin LLC — (Present) President, Korea Fixed Income Research Institute	Not Applicable

(As of March 6, 2009, after AGM)
		Relationship with the	Participation in internal and
Name	Experience	Largest Shareholder	external training programs
E. Han Kim	— Independent Director, POSCO — — Non-Executive Chairman of BOD, POSCO — (Present) Endowed Chair Professor and Director of Financial Research Center, University of Michigan	Not Applicable

Jeong-Suk Koh	— Teaching & Research Assistant, MIT School of Business, U.S. — McKinsey & Co. Consultant — (Present) President, Ilshin Investment Co., Ltd.	Not Applicable

Si-Chin Kang	— Audit Committee, Standard Chartered First Bank — (Present) Auditor, Catholic Education Foundation	Not Applicable

In-Man Song	— IFRS Advisor, Financial Supervisory Service — (Present) Professor, Graduate School of Business, Sungkyunkwan University	Not Applicable

Joon Park	— Attorney-at-law, Kim & Chang, Seoul — (Present) Professor, College of Law, Seoul National University	Not Applicable

(As of March 6, 2009, after AGM)
		Relationship with the	Participation in internal and
Name	Experience	Largest Shareholder	external training programs
Choon Ho Lee	— Member of the Advisory Committee to the Ministry of Gender Equality — (Present) Visiting professor, Political Science and International Relations, Inha University	Not Applicable

Jeung Soo Huh	— Director of Publication Committee, Korean Materials and Metals — (Present) Professor, Dept. of Materials Science and Metallurgy, Kyungpook National University	Not Applicable

*	Outside Director Committee supporting team : Innovation Planning Department Corporate Governance Team Manager : Kwon Oh Hwan, Director (+82 31 727 7131)
(2) Operation of the Board of Directors
(a)	Operational Rules of the Board of Directors
•	Convocation: by the President or the Chairman

•	Issues to be Submitted and Discussed: Please refer to “Rights of the Board of Directors” specified above

•	Resolution: A resolution of the Board of Directors Meeting shall be adopted by an affirmative vote of the majority of Directors present at the meeting, provided that the majority of the registered Directors are present at the meeting.
➢	A resolution shall be adopted by an affirmative vote of two thirds of the registered Directors in the event of sale of a subsidiary’s shares accompanied by transfer of the management right.

➢	A resolution shall be adopted by an affirmative vote of two thirds of the registered Outside Directors in the event that such resolution is relating to dismissal of the President.
(b)	Major Activities of the Board of Directors

Result of
Order	Date	Subject	Discussion	Note
First	Jan. 11	1) Report on KT’s major management issues	Original proposal received	—
Second	Jan. 17	2) Approval of Financial Statements of the 26th Term	Original proposal approved	—
		3) Business Report of the 26th Term	Original proposal approved
		4) Funds Plan of 2008	Original Proposal received
Third	Jan. 30	5) Approval on recommendation of candidates for Standing Directors	Original proposal approved	—
		6) Recommendation of candidates for the Audit Committee members	Original proposal approved
		7) Convocation of Regular General Meeting of Shareholders of 26th Term	Original proposal approved
		8) Approval of Financial Statements of the 26th Term	Original proposal approved
		9) Business Report of the 26th Term	Original proposal approved
		10) Management appraisal on fiscal year 2007 and future plans	Original proposal received

Result of
Order	Date	Subject	Discussion	Note
		11) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original proposal received
		12) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by the Audit Committee)	Original proposal received
		13) Report on validity of the Audit Committee	Original proposal received
		14) Proposal on standards and method of payment of remuneration of President and Executive Directors	Original proposal approved
		15) Approval of the proposal on limit on remuneration of Directors for 2008	Original proposal approved
		16) Amendment of the Rules on Severance Payment for Executive Directors	Amended proposal approved
		17) Approval of the proposal on the employment contract for the management	Original proposal approved
		18) Approval of a joint venture for the acquisition of basic technology on object advertisement	Original proposal approved
Fourth	Feb. 13	19) Proposal on the organization of Board of Directors	Original proposal approved	—
Fifth	Feb. 29	20) Appointment of the Chairman of the Board of Directors and members of the committees under the Board of Directors	Members and chairman appointed	—
Sixth	Mar. 27	21) Proposal on long term incentive	Original proposal approved	—
		22) Disposal of long term equities	Original proposal approved
		23) Approval of the limit on transactions with KTF for 2008	Original proposal approved	—
		24) Approval of the online middle and high school business plan	Conditional approval	—
		25) Amendment of the Audit Committee’s policies and procedures	Original proposal approved	—
		26) Amendment of policies on the Board of Directors and internal accounting management	Original proposal approved	—
Seventh	Apr. 24	27) Proposal on subscription to UN Global Compact	Original proposal approved	—
		28) Proposal to raise and manage investment capital for the promotion of new businesses	Original proposal approved	—
		29) Proposal for the construction of a data center	Original proposal approved	—
		30) Report on statement of accounts for the first quarter of 2008 fiscal year	Original proposal received	—
		31) Report on management achievements for the first quarter of 2008	Original proposal received	—
Eighth	Jun. 18	32) Plan to establish IT specialized company	Original proposal approved	—
		33) Plan to enhance Shareholder’s value	Original proposal approved	—
Ninth	Jul. 24	34) Mid to long-term strategy plan for real estates owned by KT	Original proposal received	—
		35) Proposal to dispose Seong-su IT site	Original proposal approved	—
		36) Proposal to dispose vacant land in Garak branch office	Original proposal approved	—

Result of
Order	Date	Subject	Discussion	Note
		37) Report on operational condition of internal accounting management system of First Half of Fiscal Year 2008	Original proposal received	—
		38) Report on statement of accounts for the first half of 2008 fiscal year	Original proposal received	—
		39) Report on management achievements for the first half of 2008	Original proposal received	—
Tenth	Sep. 26	40) Equity investment to KT Telecop	Original proposal approved	—
Eleventh	Oct. 30	41) Report on statement of accounts for the third quarter of 2008 fiscal year	Original proposal received	—
		42) Report on management achievements for the third quarter of 2008	Original proposal received	—
		43) Investment in adult education business	Rejected	—
Twelfth	Nov. 5	44) Plan for supporting election of KT CEO	Original proposal approved	—
Thirteenth	Nov. 6	45) Closing of transfer books	Original proposal approved	—
Fourteenth	Nov. 16	46) Implementation of Art. 25 of articles of incorporation for recommendation of CEO candidate	Original proposal received	—
Fifteenth	Nov. 25	47) Amendment of articles of incorporation	Original proposal approved	—
		48) Management of Extraordinary Meeting of Shareholders	Original proposal received	—
		49) Establishment of the Outside Director Candidates Recommendation Committee	Original proposal approved	—
Sixteenth	Dec. 12	50) Approval of the proposal on the employment contract for the management	Original proposal approved	—
		51) Call for Extraordinary General Meeting of Shareholders	Original proposal approved	—
Seventeenth	Dec. 30	52) Contribution to employment welfare fund	Original proposal approved	—
		53) Amendment of management plan approval date	Original proposal approved	—
(c)	Main Activities of the Outside Directors at the Board of Directors Meetings

Number of Outside Directors Present
Meeting	Date	(Total Number of Outside Directors)	Note
1st	Jan. 11	7(7)	—
2nd	Jan. 17	7(7)	—
3rd	Jan. 30	6(7)	—
4th	Feb. 13	7(7)	—
5th	Feb. 29	7(7)	—
6th	Mar. 27	7(7)	—
7th	Apr. 24	7(7)	—
8th	Jun. 18	7(7)	—
9th	Jul. 24	7(7)	—
10th	Sep. 26	7(7)	—
11th	Oct. 30	7(7)	—
12th	Nov. 5	7(7)	—
13th	Nov. 6	7(7)	—
14th	Nov. 16	7(7)	—
15th	Nov. 25	6(7)	—
16th	Dec. 12	6(7)	—
17th	Dec. 30	5(7)	—

(d)	Status of the Organization of the Committees under the Board of Directors

Note
			Purpose of Establishment and	(As of March 6,
Title	Organization	Name	Authority	2009)
Evaluation & Compensation Committee	5 Outside Directors	Jong-Kyoo Yoon (Chairperson) Jeong-Ro Yoon Do-Whan Kim Jeong-Suk Koh Gyu-Taeg Oh	Management Agreement with the President and Assessment	4 Outside Directors Jeong Suk Koh (Chairperson) In-Man Song Choon Ho Lee Jeung Soo Huh
Executive Committee	3 Standing Directors	Joong-Soo Nam (Chairperson) Jong-Lok Yoon Jeong-Soo Suh	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee (Chairperson) Sang Hoon Lee Hyun-Myung Pyo
Related-party Transaction Committee	4 Outside Directors	Kon-Sik Kim (Chairperson) Do-Whan Kim Paul C. Yi Jeong-Suk Koh	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Joon Park (Chairperson) Jeong Suk Koh Choon Ho Lee Jeung Soo Huh
Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies 1. Overview of the Board of Directors and Committees under the Board A. Matters on the Board of Directors (1) Organization			—
(c) Establishment and organization of the Outside Director Candidate Recommendation Committee
Audit Committee	See V. Management and Affiliated Companies B. Audit Committee			—
(e)	Activities of the Committees under the Board of Directors
Evaluation & Compensation Committee

Independent and Non-Executive Directors
			Jong Kyoo	Jeong Ro	Stuart B.	Do-Whan	Thae Surn
			Yoon	Yoon	Solomon	Kim	Kwarg
		Results	Attendance	Attendance	Attendance	Attendance	Attendance
Meeting		on	100%	100%	100%	100%	50%
Date	Agenda	discussion	Voting Result
Jan. 16	1) Comprehensive report on FY2007 CEO management assessment (progression index)	Original Proposal received	For	For	For	For	For
	2) Improvement of CEOs evaluation and remuneration model	Original Proposal received	For	For	For	For	For
Jan. 29	3) Improvement of CEOs evaluation and remuneration model	Original proposal approved	For	For	For	For	Absent
	4) Proposal for remuneration standards and payment methods for the President and Standing Directors	Original Proposal received	For	For	For	For	Absent

Independent and Non-Executive Directors
			Jong Kyoo	Jeong Ro	Stuart B.	Do-Whan	Thae Surn
			Yoon	Yoon	Solomon	Kim	Kwarg
		Results	Attendance	Attendance	Attendance	Attendance	Attendance
Meeting		on	100%	100%	100%	100%	50%
Date	Agenda	discussion	Voting Result
	5) Proposal for limit on remuneration of Directors for 2008	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	Absent
	6) Amendment of the Rules on Severance Payment for Executive Directors	Original proposal approved	For	For	For	For	Absent
Feb. 13	7) Result of 2007 CEO management assessment	Original proposal approved	For	For	For	For	For
	8) 2008 CEO management goal	Original proposal approved	For	For	For	For	For

*	Members of the Board of Directors elected on February 29, 2008: (Jong-Kyoo Yoon, Jeong-Ro Yoon, Do-Whan Kim, Jeong-Suk Koh, and Gyu-Taeg Oh)

Independent and Non-Executive Directors
			Jong Kyoo	Jeong Ro	Do-Hwan	Jeong-Suk	Gyu-Taeg
			Yoon	Yoon	Kim	Koh	Oh
		Results	Attendance	Attendance	Attendance	Attendance	Attendance
Meeting		on	100%	100%	100%	100%	100%
Date	Agenda	discussion	Voting Result
Mar. 25	9) Plan on evaluation and management of FY2008 CEO goals	Original proposal approved	For	For	For	For	For
	10) Payment of long-term performance compensation	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	For (amended)
Jul. 23	11) Assessment of 2008 CEOs management goal	Original proposal received	For	For	For	For	For
Sep. 2	12) Proposal of 2008 CEOs management goal assessment scheme	Original proposal approved	For	For	For	For	For
Dec. 2	13) Business contract	Original proposal approved	For	For	For	For	For
Standing Committee

Executive Directors
			Joong-Soo	Jong-Lok	Jeong-Soo
		Results	Nam	Yoon	suh
Meeting		on	Attendance 100%	Attendance 100%	Attendance 100%
Date	Agenda	discussion	Voting Result
Mar. 3	1) Establishment of Global VC Partner Network	Original proposal approved	For	For	For
Jun. 9	2) Payment guarantee on Daejeon FutureX business	Original proposal approved	For	For	For
Jul. 17	3) Plan for issuance of corporate bonds in third quarter of 2008	Original proposal approved	For	For	For
Aug. 13	4) Proposal for the relocation and closing of branch	Original	For	For	For

Executive Directors
			Joong-Soo	Jong-Lok	Jeong-Soo
		Results	Nam	Yoon	suh
Meeting		on	Attendance 100%	Attendance 100%	Attendance 100%
Date	Agenda	discussion	Voting Result
	offices	proposal approved
Sep. 25	5) Proposal for the foundation of a Digital Media Industry Association	Original proposal approved	For	For	For
	6) Plan for issuance of corporate bonds in fourth quarter of 2008	Original proposal approved	For	For	For
Oct. 22	7) Investment in SMRT-Mall, SPC	Original proposal approved	For	For	For
Related-party Transactions Committee

Independent and Non-Executive Directors
				Do-Hwan		Jeong-Suk
			Kon-Sik Kim	Kim	Paul C. Yi	Koh
		Results	Attendance	Attendance	Attendance	Attendance
Meeting		on	100%	100%	100%	100%
Date	Agenda	discussion	Voting Result
Mar. 25	1) Approval of the limit on transactions with KTF for 2008	Original proposal approved	For	For	For	For
	2) Approval of continual transactions with affiliates for FY2008	Original proposal approved	For	For	For	For

Sep. 26	3) Approval of equity investment to KT Telecop	Original proposal approved	For	For	For	For
Outside Director Candidate Recommendation Committee

Executive
			Independent and Non-Executive Directors					Director
			Jeong-Ro	Do-Whan	Kon-Sik	Jong-Kyoo		Jeong-Soo
			Yoon	Kim	Kim	Yoon	Paul C. Yi	Suh
			Attendance	Attendance	Attendance	Attendance	Attendance	Attendance
Meeting		Results	100%	100%	100%	100%	100%	100%
Date	Agenda	on discussion	Voting Result
Jan. 3	1) Support plan for the recommendation of Outside Director candidate	Original proposal approved	For	For	For	For	For	For
	2) Report on activities plan of the research agency	Original proposal received	For	For	For	For	For	For
Jan. 11	3) Organization of candidate recommendation advisory council	Advisory council organized	For	For	For	For	For	For
Jan. 16	* Evaluation of KT Outside Director Candidates and discussion on recommendation method	Discussed	For	For	For	For	For	For
	4) Recommendation of Candidates for Outside Directors — Jeong-Suk Koh, Jung-Soo Kim, Gyu-Taeg Oh	Candidates confirmed	For	For	For	For	For	For

Executive
			Independent and Non-Executive Directors					Director
			Jeong-Ro	Do-Whan	Kon-Sik	Jong-Kyoo		Jeong-Soo
			Yoon	Kim	Kim	Yoon	Paul C. Yi	Suh
			Attendance	Attendance	Attendance	Attendance	Attendance	Attendance
Meeting		Results	100%	100%	100%	100%	100%	100%
Date	Agenda	on discussion	Voting Result
Feb. 13	5) Recommendation of candidates for Outside Directors — Jeong-Suk Koh, Gyu-Taeg Oh	Candidates confirmed	For	For	For	For	For	For

*	Members of the Board of Directors elected on November 25, 2008: (Jeong-Ro Yoon, Do-Whan Kim, Jong-Kyoo Yoon, Paul C. Yi, Jeong-Suk Koh, Gyu-Taeg Oh, and Jong Lok Yoon)

Executive
			Independent and Non-Executive Directors						Directors
			Jeong-Ro	Do-Whan	Jong-Kyoo	Paul C.	Jeong-Suk	Gyu-Taeg	Jang-Lok
			Yoon	Kim	Yoon	Yi	Koh	Oh	Yoon
		Results	Attendance	Attendance	Attendance	Attendance	Attendance	Attendance	Attendance
Meeting		on	100%	100%	100%	100%	100%	100%	100%
Date	Agenda	discussion	Voting Result
Nov. 25	6) Plan for the recommendation of Outside Director candidate	Original proposal approved	For	For	For	For	For	For	For
Dec. 2	7) Organization of candidate recommendation advisory council	Advisory council organized	For	For	For	For	For	For	For
Dec. 9	* Evaluation of Outside Director Candidates and Discussion on Recommendation Method with member of candidate recommendation advisory council	Discussed	For	For	For	For	For	For	For
Dec. 11	8) Recommendation of Candidates for Outside Directors — Si-Chin Kang, In-Man Song, Joon Park	Candidates confirmed	For	For	For	For	For	For	For
B. Audit Committee
(1) Matters on Audit Institution
(a)	Establishment and Method of Organization of Audit Committee (Auditors)
•	Purpose of operational regulations for Audit Committee
—	To regulate matters necessary for effective operation of Audit Committee
•	Rights and Duties
—	The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, Directors of the Company to report on the relevant matters thereof. The Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and those matters authorized by the Board of Directors.
•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.
(b)	The Audit Committee’s Internal Procedures for Access to Management Information Necessary for Audit
•	Types of Meetings
—	The Committee shall hold a regular meeting in the first month of every quarter of each year and may hold an extraordinary meeting whenever necessary
•	Right of Convocation
—	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon the request of the President or a member of the Committee.
•	Convocation Process
—	The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days prior to the date of the meeting
•	The Committee shall deliberate on or resolve the following matters:
—	Matters on the General Meeting of Shareholders
•	Request to the Board of Directors to convene an Extraordinary Meeting of Shareholders

•	Investigate and testify on agenda of, and documents provided at, the General Meeting of Shareholders
—	Matters on Directors and Board of Directors
•	Report to the Board of Directors on a Director’s activities that are in violation of relevant statutes or the Articles of Incorporation

•	Preparation and submission of Audit Report on financial statements that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a Director

•	Request for a report on the performance of Directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on Audit Committee

•	Matters authorized by the Board of Directors
—	Matters on Audit
•	Request on performance of Directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a Director

•	Representation of the Company in a lawsuit between a Director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against Directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a Director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards, etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system
—	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation
•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.
(c)	Personal Information of Members of the Audit Committee (As of December 31, 2008)

Name	Experience	Note
Do-Whan Kim	— Researcher, KISDI — (Present) Professor, Business Administration & Accounting, Sejong University	—
Jeong-Ro Yoon	— Vice President, Korean Sociological Association — (Present) Professor, School of Humanities and Social Science, KAIST	—
Jong-Kyoo Yoon	— Vice Representative, Samil PricewaterhouseCoopers — Vice Chairman, Kookmin Bank Private Banking Group	—

Name	Experience	Note
— (Present) Standing Consultant, Kim & Chang
Gyu-Taeg Oh	— Vice Representative, Deloitte Anjin — (Present) President, Korea Fixed Income Research Institute	—

*	Members of the Audit Committee resigned on January 14, 2009: (Jeong-Ro Yoon, Do-Whan Kim, Jong-Kyoo Yoon, and Gyu-Taeg Oh), Members of the Audit Committee elected on the same date: (Si-Chin Kang, In-Man Song, and Joon Park)

*	Outside Director who acts as Audit Committee Member elected on March 6, 2009: (E. Han Kim)
(As of March 31, 2009)

Name	Experience	Note
Si-Chin Kang	— Audit Committee, Standard Chartered First Bank — (Present) Auditor, Catholic Education Foundation	—
In-Man Song	— IFRS Advisor, Financial Supervisory Service — (Present) Professor, Graduate School of Business, Sungkyunkwan University	—
Joon Park	— Attorney-at-law, Kim & Chang, Seoul — (Present) Professor, College of Law, Seoul National University	—
E. Han Kim	— Independent Director, POSCO Non-Executive Chairman of the Board of Directors — (Present) Endowed Chair Professor and Director of Financial Research Center, University of Michigan	—
(2) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	Jan.16	1) Approval of Financial Statements of 26th Term	Original proposal approved	—
		2) Business Report of 26th Term	Original proposal approved
		3) Report on Final Audit of Fiscal Year 2007	Original proposal received
		4) Report on Audit Records of 2007 and Audit Plan for 2008	Original proposal received
Second	Jan. 29	5) Approval of Financial Statements of 26th Term	Original proposal approved	—
		6) Business Report of 26th Term	Original proposal approved
		7) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original proposal received
		8) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original proposal received
		9) Report on Validity of the Audit Committee	Original proposal received
Third	Feb. 13	10) Report on agenda of General Meeting of Shareholders for 26th Term and Result on Document Investigation	Original proposal received	—
		11) Written Opinion on operational status of internal compliance device of the Audit Committee	Original proposal received
		12) Audit Report for Regular General Meeting of Shareholders of 26th Term	Original proposal received
Fourth	Mar. 25	13) Appointment of the Chairperson of the Audit Committee	Chairperson appointed	—
		14) Report on the result of consolidated settlement of account for Fiscal Year 2007	Original proposal received
		15) Approval of remuneration to independent auditor for Fiscal Year 2008	Conditional approval

Order	Date	Subject	Result of Discussion	Note
		16) Approval of consolidated company’s independent auditor and remuneration for Fiscal Year 2008	Original proposal approved
		17) Report on 2008 Outside Auditor Audit Plan	Original proposal approved
Fifth	Apr. 24	18) Pre-approval of services provided by the Auditor	Original proposal approved	—
		19) Report on statement of accounts for the first quarter of Fiscal Year 2008	Original proposal received
		20) Report on business achievements for the first quarter of Fiscal Year 2008 and future plans	Original proposal received
Sixth	Jun. 18	21) Report on filing of Form 20-F for Fiscal Year 2007	Original proposal received	—
Seventh	Jul. 23	22) Report on operational condition of internal accounting management system of first half of Fiscal Year 2008	Original proposal received	—
		23) Report on statement of accounts for the first half of Fiscal Year 2008	Original proposal received
		24) Report on Final Audit of first half of Fiscal Year 2008	Original proposal received
		25) Report on business achievements for the first half of Fiscal Year 2008 and future plans	Original proposal received
Eighth	Sep. 2	26) Pre-approval of services provided by the Auditor	Original proposal approved	—
		27) Report on the administrative orderings by the KCC concerning handling of customer’s personal information	Original proposal received
Ninth	Oct. 29	28) Report on statement of accounts for the third quarter of Fiscal Year 2008	Original proposal received	—
		29) Pre-approval of services provided by the Auditor	Original proposal approved
		30) Plan for adopting IFRS	Original proposal approved
		31) Report on business achievements for the third quarter of 2008 and future plans	Original proposal received
Tenth	Dec. 30	32) Matters requiring resolution at the EGM and inquiry report	Original proposal received	—
C. Matters on Shareholder’s Exercise of Voting Right
(1) Adoption of Cumulative Voting System
     Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002.
(2) Adoption of the Written Voting System or Electronic Voting
     Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)
(3) Exercise of Minority Shareholders’ Rights
     The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006.

24th General Meeting of Shareholders (March 10, 2006)

Contents of the
Minority
Shareholder	Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 of the Securities and Exchange Act

Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18 of the Securities and Exchange Act
D. Remuneration to Executive Officers
(1) Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: hundred million Won)
	Total	Amount Approved by	Average
	Amount	the General Meeting of	Amount Paid	Fair Value of
Category	Paid	Shareholders	per Person	Stock Option	Weight	Reference
3 Standing Directors	16.23	50	5.41	—	—	—
7 Outside Directors	2.8		0.4	—	—	—

*	Performance-based compensation made at year end.
(2) Grant and Exercise of Stock Option

As of December 31, 2008							(Unit: Won, shares)
			Shares to
		Date	be given	Type
		of	upon	of	Changed Volume				Period for	Exercise	Closing
Holder	Position	Grant	exercise	Share	Granted	Exercised	Revoked	Unexercised	Exercise	Price	Price
Yong Kyung Lee	Standing Director	12/26/2002	Treasury Share	Common Share	300,000	—	—	253,100	12/27/2004 to 12/26/2009	70,000	37,500
Tae-Won Chung	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	45,145	Same as Above	70,000	37,500
Young-Han Song	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	28,717	Same as Above	70,000	37,500
Ahn-Yong Choi	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	32,170	Same as Above	70,000	37,500
Hong-Sik Chun	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	12,500	Same as Above	70,000	37,500
Hyun-June Chang	Standing Director	9/16/2003	Treasury Share	Common Share	5,200	—	—	3,000	9/17/2005 to 9/16/2010	57,000	37,500
Hui-Chang Roh	Standing Director	2/4/2005	Treasury Share	Common Share	60,000	—	—	43,153	2/05/2007 to 2/04/2012	54,600	37,500
Total	—	—	—	—	685,200	—	—	417,785	—	—	—

The weighted-average of the non-exercise stock option: Won 68,316.
Remarks:
(1)	Position is as of the date of the stock option grant.

(2)	The closing price is the closing price as of December 31, 2008.

(3)	Difference between the number of shares granted and the number shares with stock option unexercised: due to adjustment of number of granted shares that are dependent on management results and duration of continuous service
E. Directors’ and Officers’ Liability Insurance Status
(1) Outline of Insurance

As of December 31, 2008	(Unit: thousand Won)
Amount of Insurance Premium Paid
	Amount Paid for	Accumulated Amount Paid	Maximum
Title	the Term	(including the Amount Paid for the Term)	Amount Insured	Note
Directors’ and Officers’ Liability Insurance	469,000	4,978,304	50,000,000	—
(2) Grounds and Process of Application
—	Application possible after reporting to the Board of Directors (approved at the executive officers’ meeting in May 1999).

—	Thereafter, insurance is renewed annually.
(3) Insured Executive Officers
—	Executive Officers above the level of Vice President (including Outside Directors).

—	Executive Officers mentioned above include officers of the Company who have been, are, and will be appointed or designated. Officers who are appointed or designated during the insurance period are automatically insured.
(4) Damages Insured
—	Damages to shareholders and a third party caused by the insured in violation of the insured’s duty of reasonable care in performance of his or her duty.

—	“Damages” includes amount of compensation, amount ordered by the court, settlement amounts and attorneys fees.

(5) Exclusion
     The insurance company shall not be liable to make any payment for loss in connection with any claim or claims made against the Directors or officers relating to the following matters:
1.	arising out of, based upon or attributable to making any personal profit or gain to which they are not legally entitled;

2.	arising out of, based upon or attributable to the act of a bad faith or criminal act;

3.	arising out of, based upon or attributable to the payment to the insured of any remuneration without the prior approval of shareholders of the Company, which shall be deemed illegal;

4.	arising out of, based upon or attributable to profits made from illegal insider-trading activities using non-public information;

5.	arising out of, based upon or attributable to payment of commissions, gratuities, benefits or any other favors provided to or for the benefit of any;

6.	arising out of, based upon or attributable to lawsuits related to already claimed or known to be claimed lawsuits involving other securities;

7.	arising out of, based upon or attributable to any lawsuit caused by the same cause as the cause that occurred before the insurance effective date;

8.	arising out of, based upon or attributable to any loss that was foreseeable at the time of the insurance effective date;

9.	arising out of, based upon or attributable to environmental pollution;

10.	arising out of, based upon or attributable to actions caused by an officer on behalf of other company or organization;

11.	arising out of, based upon or attributable to radioactive or other hazardous material;

12.	arising out of, based upon or attributable to disabilities, property damage or human rights violation;

13.	arising out of, based upon or attributable to actions taken at an affiliated company prior to its acquisition; and

14.	arising out of, based upon or attributable to a lawsuit by the representative shareholder.

*	Exclusion clause includes:
—	Action related to trading of treasury shares by the management;

—	Provision of professional service;

—	Year 2000;

—	Severance payment and pension related;

—	Damage claims by government authorities;

—	Nuclear energy hazard related matters;

—	Claim for damages filed by the majority shareholders or by controlling shareholders;

—	War and terrorists acts;

—	Damage claims between insured persons;

—	Affiliated companies;

—	Asbestos or fungus related hazard;

—	Infringement of corruption prevention law; and

—	Civil fines or penalties.

2. Equity Investment

[As of December 31, 2008]												(Unit : share, millions of Won, %)
												Net Profit
												of Non-
												affiliated
												Companies
				Beginning balance			Increase (Decrease)		End balance			(Latest
	Account	Name of Company		Number of	Equity	Book	Number	Acquisition	Number of	Equity	Book	fiscal
Division	Classification	or Item	Purpose	Shares	Ratio	Value	of Shares	(disposal)	Shares	Ratio	Value	year)	Note
Domestic	Equity Method Investee	KT Powertel Co. Ltd.	Business promotion	7,771,418	44.9%	28,837	—	—	7,771,418	44.9%	31,622	6,211	—
	Equity Method Investee	KT Networks Corporation	Business promotion	2,000,000	100.0%	52,900	—	—	2,000,000	100.0%	57,158	4,226	—
	Equity Method Investee	KT Linkus co., Ltd.	Business promotion	2,941,668	93.8%	8,040	—	—	2,941,668	93.8%	568	-7,323	—
	Equity Method Investee	Telecop Service Co. Ltd.	Business promotion	4,644,376	93.8%	10,847	1,121,535	14,019	5,765,911	88.8%	23,554	-4,527	Add’ly invested in 4th quarter
	Equity Method Investee	KT Hitel	Active in management	22,750,000	65.9%	114,403	—	—	22,750,000	65.9%	118,479	7,672	—
	Equity Method Investee	KT Submarine Co., Ltd.	Active in management	1,617,000	36.9%	21,933	—	—	1,617,000	36.9%	20,667	-1,973	—
	Equity Method Investee	KT Freetel Co., Ltd.	Active in management	102,129,938	53.0%	2,620,185	—	—	102,129,938	54.2%	2,560,107	164,579	—
	Equity Method Investee	KT Commerce, Inc.	Business promotion	266,000	19.0%	1,264	—	—	266,000	19.0%	1,500	1,057	—
	Equity Method Investee	KTF Technologies, Inc.	Business promotion	56,000	3.9%	1,623	—	—	56,000	3.8%	127	-28,504	—
	Equity Method Investee	KT Rental Co., Ltd.	Business promotion	6,800,000	100.0%	48,207	—	—	6,800,000	100.0%	54,734	6,556	—
	Equity Method Investee	KT Capital Co., Ltd.	Business promotion	20,200,000	100.0%	100,043	—	—	20,200,000	100.0%	103,199	3,436	—
	Equity Method Investee	Sidus FNH Co.	Business promotion	1,607,900	35.7%	14,409	—	—	1,607,900	35.7%	4,816	-4,083	—

												(Unit : share, millions of Won, %)
												Net Profit
												of Non-
												affiliated
												Companies
				Beginning balance			Increase (Decrease)		End balance			(Latest
	Account	Name of Company		Number of	Equity	Book	Number	Acquisition	Number of	Equity	Book	fiscal
Division	Classification	or Item	Purpose	Shares	Ratio	Value	of Shares	(disposal)	Shares	Ratio	Value	year)	Note
	Equity Method Investee	Olive Nine Co., Ltd.	Business promotion	8,750,000	19.2%	17,880	500,000	1,155	9,250,000	19.5%	2,769	-8,395	—
	Equity Method Investee	KT FDS Co., Ltd.	Business promotion	400,000	100.0%	7,359	—	—	400,000	100.0%	3,911	-2,293	—
	Equity Method Investee	Nasmedia Co., Ltd	Business promotion	—	—	—	1,767,516	26,055	1,767,516	50.0%	24,851	3,483	Newly invested in 1st quarter
	Equity Method Investee	Softnix Co.Ltd.	Business promotion	—	—	—	120,000	600	120,000	60.0%	432	-389	Newly invested in 2nd quarter
	Equity Method Investee	Information Premium Edu	Business promotion	—	—	—	240,000	6,000	240,000	54.5%	4,077	-2,776	Newly invested in 2nd quarter
	Equity Method Investee	KT new business investment fund No.1	Business promotion	—	—	—	100	10,000	100	90.9%	10,209	229	Newly invested in 2nd quarter
	Equity Method Investee	KT Data System	Business promotion	—	—	—	1,920,000	9,600	1,920,000	80.0%	10,022	527	Newly invested in 3rd quarter
Overseas	Equity Method Investee	Korea Telecom America, Inc.(USA)	Business promotion	6,000	100.0%	2,937	—	—	6,000	100.0%	4,237	264	—
	Equity Method Investee	Korea Telecom Japan Co., Ltd.(Japan)	Business promotion	12,856	100.0%	830	—	—	12,856	100.0%	3,614	1,719	—
	Equity Method Investee	Korea Telecom China Co., Ltd.(China)	Business promotion	—	100.0%	946	—	—	—	100.0%	1,999	555	—
	Equity Method Investee	New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	125,326	—	—	5,309,189	80.0%	166,914	42,327	—
	Equity Method Investee	KTSC Investment Management B.V.	Business promotion	108	60.0%	15	82,506	30,845	82,614	60.0%	35,787	-2,101	—
	Equity Method Investee	Super iMax	Business promotion	—	60.0%	1,321	—	1,321	—	—	—	—	Investment in kind in 1st quarter

												(Unit : share, millions of Won, %)
												Net Profit
												of Non-
												affiliated
												Companies
				Beginning balance			Increase (Decrease)		End balance			(Latest
	Account	Name of Company		Number of	Equity	Book	Number	Acquisition	Number of	Equity	Book	fiscal
Division	Classification	or Item	Purpose	Shares	Ratio	Value	of Shares	(disposal)	Shares	Ratio	Value	year)	Note
	Equity Method Investee	East Telecom	Business promotion	—	51.0%	14,515	—	14,515	—	—	—	—	Investment in kind in 1st quarter
Total				187,262,453	—	3,193,820	5,751,657	114,110	193,014,110	—	3,245,351	180,748	—

*	Net profit of non-affiliated companies (latest fiscal year) is as of December 31, 2008.

*	KT Philippines, Inc. is disposed as of December 28, 2007.

VI. Employees
1. Current Status of Employees

(As of December 31, 2008)							(Unit: persons, in millions of Won)
	Number of Employees *					Average Years		Average
	Office		Research			in Continuous	Total	Payroll per
Type	Staff	Engineers	Staff	Other	Total	Service	Payroll	Person **	Note
Male	5,371	23,580	580	270	29,801	20.3	1,696,061	55.66	—
Female	3,070	2,041	144	7	5,262	17.7	262,594	48.32	—
Total	8,441	25,621	724	277	35,063	19.9	1,958,655	54.55	—

*	Excluding 58 Executive Directors, 15 Professional Executive Directors and 287 Assistant Vice Presidents.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 22, 2009
KT Corporation

By: /s/ Thomas Bum Joon Kim
Name: Thomas Bum Joon Kim
Title: Managing Director

By: /s/ Young Jin Kim
Name: Young Jin Kim
Title: Director